Oct. 24, 2011

Katherine Wray

Attorney Advisor

Stephani Bouvet

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Charlotte Capital Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 4, 2011

File No. 333-175344

Dear Ms Wray:

Please find below the responses of Charlotte Capital Corp. to your comment letter of Oct. 21, 2011.

Prospectus Cover Page, page 3

1. We reissue prior comment 5. We are unable to find any changes in your registration statement or your revised Exhibit 99(a) escrow agreement that are responsive to our prior comment. Please revise and supplementally advise us of your changes.

 Revised to clarify the meanings and consistently utilized the terms offering is completed, when the offering may terminate, and when escrow will terminate also for consistency with the Escrow Agreement.

The Offering, page 7

2. We reissue prior comment 7. Please revise to clarify whether the “escrow conditions” you reference on page 7 are the conditions necessary to release escrow funds to the company that are described in paragraph (1) under the heading “Release of Deposited Securities and Deposited Funds” on page 3 of your escrow agreement.

Revised to clarify that “escrow conditions” are those described on page 3 of the escrow agreement.

Plan of Distribution, page 16

3. We refer to prior comment 10 and note your revision on page 16 stating that Ms. Anderson and Underhill must first sell the maximum amount of shares of common stock for the issuer prior to selling shares of the selling shareholder. Please also revise your prospectus cover page, prospectus summary section, and your escrow agreement to reflect the respective timing of the primary and secondary offerings.

Revised for consistency.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Acquisition of Opportunities, page 25

4. We reissue prior comment 13. We are unable to locate any exhibit responsive to our comment. In addition, please revise to clarify whether Ms. Anderson’s agreement to fund your search and transaction expenses is binding, and consider whether a risk factor is necessary to address the enforceability of such agreement. If the agreement is not binding, please revise to discuss the consequences should Ms. Anderson decline to fund your search and transaction expenses.

Revised to reflect that Ms. Andersons agreement is not binding and a risk factor and disclosure added.  There is no written agreement for Ms. Anderson to fund the search and transaction expenses.

Unaudited Financial Statements for the Three Months Ended June 30, 2011

General

5. Your response to prior comment 16 indicates that you revised your disclosures to include cumulative-to-date financial information; however, no such disclosures have been provided. As previously requested, revise to include cumulative-to-date income statement and cash flow information from the date of inception through the date of your interim period financial statements (currently June 30, 2011). We refer you to ASC 915- 225-45-1 and ASC 915-230-45-1.

Cumulative data added.

Unaudited Statements of Cash Flows, page F-17

6. Your response to prior comment 17 indicates that you revised the unaudited statement of cash flows to reflect the payment of accounts payable for audit services. However, we note that this change was not made, and therefore we issue our prior comment. Revise your unaudited statement of cash flows to include the $2,500 payment of accounts payable in your cash flows from operating activities.

Audit payment reflected.

Item 16—Exhibits and Financial Statement Schedules, page II-3

7. Your revised sales agent agreement filed as Exhibit 99(b) still references an offering term of 180 days that may be extended for another 180 days. Please revise or advise.

Revised for a total of 180 days to be consistent.

Very truly yours,

/s/ Nichole Anderson

Nichole Anderson, President

Charlotte Capital Corp.

2